EXHIBIT 99.1

VOX ROYALTY RELEASES ANNUAL INVESTOR LETTER

DENVER – February 10, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is pleased to announce the release of its annual investor letter. The letter can be found on the Vox website at https://irp.cdn-website.com/f6695bc1/files/uploaded/Vox+2025+Shareholder+Letter_10+February+2026-final.pdf.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR | TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 12 producing and 25 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to generate convex, long-term returns and deliver superior investment outcomes for shareholders.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com (720) 602-4223

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.